UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 ofThe Securities Exchange Act of 1934

For the Month of December, 2014

Commission File Number 001-34958

CHINA XINIYA FASHION LIMITED

4th floor, 33 Wang Hai Road

Xiamen Software Park Phase II, Xiamen

Fujian Province 361000, People’s Republic of China

(86) 1365 5939 932

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - N/A)

EXHIBIT INDEX

Number	Description of Document
99.1	Press release dated December 29, 2014

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Xiniya Fashion Limited

Date: December 29, 2014	By:	/s/ Chee Jiong Ng
	Name:	Chee Jiong Ng
	Title:	Chief Financial Officer